✳AA✝3|7|2003


03012825

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[ANGE COMMISSION
).C. 20549

Vf 3-6-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50310

SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2003
WASH. D.C.
155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2002___ AND ENDING___December 31, 2002___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTRUST Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 N. Main Street
                    (No. and Street)

Wichita	Kansas	67202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugo Ernst   316-383-1044
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                    (Name – if individual, state last, first, middle name)

345 Riverview, Suite 100	Wichita	Kansas	67203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

MAR 2 1 2003

INTRUST BROKERAGE INC.

This report ** contains (check all applicable boxes):

■ (a) Facing page.

■ (b) Statement of Financial Condition.

■ (c) Statement of Operations.

■ (d) Statement of Changes in Stockholder's Equity.

■ (e) Statement of Cash Flows.

☐ (f) Statement of Changes in Subordinated Liabilities.

■ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.

■ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

■ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

INTRUST BROKERAGE INC.

State of Kansas)

) ss:

County of Sedgwick)

OATH OR AFFIRMATION

January 24, 2003

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of INTRUST Brokerage Inc., as of December 31, 2002, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Financial Operations Principal

_____
Notary Public

_____
President

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member



345 Riverview
Suite 100
Wichita, KS 67203

Independent Auditors' Report

Board of Directors
INTRUST Brokerage Inc.

We have audited the accompanying statement of financial condition of INTRUST Brokerage Inc. (a Kansas corporation and a wholly owned subsidiary of INTRUST Bank, N.A.) as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTRUST Brokerage Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 24, 2003



INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	958,390
Cash with clearing correspondent		75,000
Commissions receivable		50,957
Furniture, fixtures, and equipment, net of accumulated depreciation of $61,356		47,398
Other assets		53,014
Total assets	$	1,184,759

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	107,972
Stockholder's equity:		
Common stock, par value $500 per share; authorized, issued, and outstanding 1,000 shares		500,000
Additional paid-in capital		150,000
Retained earnings		426,787
Total stockholder's equity		1,076,787
Commitments and contingencies		
Total liabilities and stockholder's equity	$	1,184,759

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions	$	1,610,495
Service fee income		44,766
Interest		16,378
Other		25,840
Total revenues		1,697,479
Expenses:		
Employee compensation and benefits		915,277
Clearing charges		56,146
Losses sustained		8,007
Rent		48,440
Professional fees		49,588
Depreciation		11,985
Licenses and registration		10,292
Telephone expense		8,461
Data processing		93,795
Other		171,376
Total expenses		1,373,367
Income before income taxes		324,112
Provision for income taxes		130,000
Net income	$	194,112

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Stockholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2001	$	500,000	150,000	232,675	882,675
Net income		—	—	194,112	194,112
Balance, December 31, 2002	$	500,000	150,000	426,787	1,076,787

See accompanying notes to financial statements.

4

INTRUST BROKERAGE INC.

(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	194,112
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,985
Change in operating assets:		
Cash with clearing correspondent		(50,000)
Commissions receivable		47,952
Other assets		19,876
Change in accrued expenses and other liabilities		(6,683)
Net cash provided by operating activities		217,242
Cash flows from investing activities:		
Purchase of furniture, fixtures, and equipment		(14,521)
Net cash used by investment activities		(14,521)
Net decrease in cash		202,721
Cash, beginning of year		755,669
Cash, end of year	$	958,390
Supplemental disclosure of cash flow information:		
Cash paid to Parent for income taxes	$	111,501

See accompany notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Financial Statements

December 31, 2002

(1) Organization and Nature of Operations

INTRUST Brokerage Inc. (IBR), a wholly owned subsidiary of INTRUST Bank, N.A. (INTRUST), is a fully disclosed broker-dealer providing brokerage services to retail customers, and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. IBR became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on January 2, 1998 and began operations in January 1998.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, management is required to make estimates and assumptions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

(a) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost when acquired. IBR depreciates these assets on a straight-line method over their estimated useful lives which range from three to seven years. The cost of items retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts, and any gain or loss is recorded as income or expense. Maintenance and repairs which do not extend the useful lives of the respective assets are recorded as expense when incurred.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade–date basis as securities transactions occur.

(c) Income Taxes

IBR files a consolidated income tax return with INTRUST. IBR provides for income taxes as if a separate income tax return was filed and remits to INTRUST amounts determined to be currently payable. Deferred income taxes, if any, are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the accompanying statement of financial condition.

Income taxes receivable from INTRUST totaled $13,557 at December 31, 2002 and is included in other assets in the accompanying statement of financial condition. Deferred tax liabilities of $4,000 at December 31, 2002 are included in accrued expenses and other liabilities.

(3) Related Party Transactions

Included in cash in the accompanying statement of financial condition at December 31, 2002 is approximately $115,297 of cash in an account with INTRUST.

During 2002, IBR purchased $14,521 of furniture, fixtures, and equipment from INTRUST for net book value, which approximated fair value.

(Continued)

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Financial Statements

December 31, 2002

IBR receives fee income from INTRUST for certain customer transactions. This amount totaled $56,249 for 2002 and is included in service fee income and commissions in the accompanying statement of operations.

IBR pays management fees to INTRUST Financial Corporation (IFC), the parent of INTRUST, for certain services. This amount totaled $58,200 for 2002 and is included in other expenses in the accompanying statement of operations.

Certain general and administrative costs, including, but not limited to, occupancy costs such as rent of building, data processing, utilities, and other services, are paid by INTRUST for IBR. These amounts are then billed to IBR based on their actual usage for each month.

The employees of IBR participate in the retirement plan of IFC. The costs of the plan are recorded on IFC's consolidated financial statements.

(4) Net Capital Requirements

IBR is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeded 10 to 1). At December 31, 2002, IBR had net capital under this rule of approximately $919,000, which was approximately $669,000 in excess of its required net capital of $250,000. IBR's aggregate indebtedness to net capital ratio at December 31, 2002 was .11:1.

(5) Income Taxes

The components of the provision for income taxes consist of the following:

Current:		
Federal	$	103,000
State		23,000
		126,000
Deferred:		
Federal		3,000
State		1,000
		4,000
Total	$	130,000

(Continued)

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Financial Statements

December 31, 2002

(6) **Commitments and Contingencies**

IBR is required to maintain certain cash balances with its clearing correspondents. At December 31, 2002, cash required to be held on deposit with IBR's clearing correspondents was $75,000.

(7) **Rule 15c3-3 Exemption**

IBR is exempt from the SEC's Customer Protection Rule 15c3-3 under subsection (k). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    1,076,787 [3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    1,076,787 [3500]

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

    0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

    0 [3525]

5. Total capital and allowable subordinated liabilities

    1,076,787 [3530]

6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

    158,107 [3540]

   B. Secured demand note deficiency

    [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges

    [3600]

   D. Other deductions and/or charges

    [3610]

    -158,107 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    0 [3630]

8. Net capital before haircuts on securities positions

    918,680 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments [3660]
   B. Subordinated securities borrowings [3670]
   C. Trading and investment securities:
      1. Exempted securities [3735]
      2. Debt securities [3733]
      3. Options [3730]
      4. Other securities [3734]

D. Undue Concentration _____ [3650]

E. Other (List)

_____ [3736A]		_____ [3736B]	
_____ [3736C]		_____ [3736D]	
_____ [3736E]		_____ [3736F]	
		_____0 [3736]	_____0 [3740]

10. Net Capital _____918,680 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) _____6,931 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) _____250,000 [3758]

13. Net capital requirement (greater of line 11 or 12) _____250,000 [3760]

14. Excess net capital (line 10 less 13) _____668,680 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) _____908,282 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition _____103,972 [3790]

17. Add:

A. Drafts for immediate credit _____ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810]

C. Other unrecorded amounts(List)

_____ [3820A]		_____ [3820B]	
_____ [3820C]		_____ [3820D]	
_____ [3820E]		_____ [3820F]	
		_____0 [3820]	_____0 [3830]

19. Total aggregate indebtedness _____103,972 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) %_____11 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance
with Rule 15c3-1(d)

% _____ 0

[3860]

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Schedule of Nonallowable Assets

December 31, 2002

Description		Amount
Furniture, fixtures, and equipment, net	$	47,398
Commissions receivable		7,736
Cash with clearing correspondents		50,000
Other		25,662
Software		27,311
Total nonallowable assets	$	158,107

See accompanying independent auditors' report and notes to supplementary schedule.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Supplementary Schedule

December 31, 2002

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

* * * * * * *

There are no material differences between the amounts reported in Schedule I and the corresponding amounts reported in IBR's unaudited December 31, 2002 Form X-17A-5 Part II filing.